# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Zeo Scientifix, Inc., CIK 0001557376
CUSIP: 68621D206
Title of class of securities: Shares of Common Stock $0.001 Par Value and Series C Preferred Stock $.001 Par Value
Address of issuer's principal executive offices: 3321 COLLEGE AVENUE, SUITE 246, DAVIE, Florida (FL), 33314
Date of event which requires filing of this statement: 01/14/2026
Amends the filing with accession number 0001104659-22-100817
Filed by CIK 0001946700
Persons authorized to receive notices and communications: Ian T. Bothwell, 3321 COLLEGE AVENUE, SUITE 246, DAVIE, Florida (FL), 33314, 888-963-7881

## Reporting persons
- Grey Wendy (CIK 0001946695): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,405,000; shared voting power 0; sole dispositive power 1,405,000; shared dispositive power 0; aggregate amount beneficially owned 1,405,000 (17.52% of the class)
  Comment: The number of shares Beneficially Owned by the Reporting Person consists of 1,405,000 shares of common stock of the Issuer (including 1,155,000 shares of common stock of the Issuer issuable upon exercise of warrants held by the Reporting Person) representing 17.52% of the voting power based on 7,614,941 shares of common stock outstanding as of January 28, 2026, as reported by the Issuer in its 2025 Annual Report on Form 10-K filed with the Securities and Exchange Commission on January 29, 2026 and giving effect to the exercise of the warrants held by the Reporting Person. In addition, the Reporting Person holds 50 shares of Series C Preferred Stock which provides the Reporting Person with an additional 25.5% of the total voting power. Accordingly, the Reporting Person's aggregate voting power is equal to 43.02%.
- Greyt Ventures, LLC (CIK 0001946700): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,405,000; shared voting power 0; sole dispositive power 1,405,000; shared dispositive power 0; aggregate amount beneficially owned 1,405,000 (17.52% of the class)
  Comment: The number of shares Beneficially Owned by the Reporting Person consists of 1,405,000 shares of common stock of the Issuer (including 1,155,000 shares of common stock of the Issuer issuable upon exercise of warrants held by the Reporting Person) representing 17.52% of the voting power based on 7,614,941 shares of common stock outstanding as of January 28, 2026, as reported by the Issuer in its 2025 Annual Report on Form 10-K filed with the Securities and Exchange Commission on January 29, 2026 and giving effect to the exercise of the warrants held by the Reporting Person. In addition, the Reporting Person holds 50 shares of Series C Preferred Stock which provides the Reporting Person with an additional 25.5% of the total voting power. Accordingly, the Reporting Person's aggregate voting power is equal to 43.02%.

## Item 1. Security and Issuer
Title of class of securities: Shares of Common Stock $0.001 Par Value and Series C Preferred Stock $.001 Par Value
Name of issuer: Zeo Scientifix, Inc.
Address of issuer's principal executive offices: 3321 COLLEGE AVENUE, SUITE 246, DAVIE, Florida (FL), 33314
Comment: This Amendment No. 1 to the Statement on Schedule 13D ("Amendment No. 1") filed with the Securities and Exchange Commission (the "SEC") on September 16, 2022 (the "Schedule 13D"), on behalf of Wendy Grey and Greyt Ventures, LLC (the "Reporting Persons"), with respect to the common stock of Zeo ScientifiX, Inc. (the "Issuer"), is being filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to amend and supplement certain information set forth below in the items indicated. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D filed with the SEC on September 16, 2022. Except as amended and supplemented herein, the Schedule 13D, including the definitions of capitalized terms not otherwise defined herein, remains in full force and effect.

## Item 2. Identity and Background
Name of person filing: This Amendment No. 1 is being filed by the Reporting Person;
Residence or business address: The Reporting Person's business address is 20533 Biscayne Boulevard, Suite 648, Aventura, Florida 33180;
Present principal occupation or employment: Not applicable;
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);
Civil proceedings (securities laws) in the last five years: The Reporting Person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and
Citizenship: Not applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The additional shares of the Issuer's common stock held by the Reporting Person as reported in Item 5(c) of and elsewhere in this Amendment No. 1 represent (i) warrants to purchase 350,000 shares of common stock issued to the Reporting Person on July 11, 2024 under the Issuer's 2021 Equity Incentive Plan (the "Plan"); and (ii) warrants to purchase 55,000 shares of common stock issued to the Reporting Person on May 16, 2025 under the Plan.

## Item 4. Purpose of Transaction
Purpose of transaction: The additional shares of the Issuer's common stock acquired by the Reporting Person as reported in Item 5(c) of and elsewhere in this Amendment No. 1, were issued to the Reporting Person as described in Item 3, above. The Reporting Person has no definite plan to acquire or dispose of additional shares of the Issuer's common stock in open market or private transactions, but may do so in the future, subject to compliance with the Exchange Act and the rules and regulations thereunder. In addition, while there is no definite plan to issue additional shares of the Issuer's common stock to the Reporting Person under one or more of the Issuer's equity incentive plans, the board of directors or a committee thereof may determine to issue awards of shares of common stock under such plans to the Reporting Person from time to time in the future. Except as set forth in the preceding paragraph, the Reporting Person has no plans or proposals which relate to or would result in: (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) Any additional extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) Any material change in the present capitalization or dividend policy of the issuer; (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the filing date of this Amendment No. 1, the Reporting Person beneficially owns 1,405,000 shares of the common stock of the Issuer (including 1,155,000 shares of common stock of the Issuer issuable upon exercise of warrants held by the Reporting Person), representing 17.52% of the class after giving effect to the exercise of warrants held by the Reporting Person (the Reporting Person also holds 50 shares of Series C Preferred Stock which provides the Reporting Person with an additional 25.5% of the total voting power of the Issuer);
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of all of the 1,405,000 shares; and
Transactions in the class effected during the past sixty days:
The Reporting Person has effected the following transactions in the class of securities reported on (the Issuer's common stock) since the most recent Schedule 13D filing:

Date Nature of Transaction Number of Shares Price
7/11/2024 Grant of Warrants under the Issuer's 2021 Incentive Plan 350,000 $0.00
5/16/2025 Grant of Warrants under the Issuer's 2021 Incentive Plan 55,000 $0.00
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Grey Wendy: /s/ Wendy Grey, Wendy Grey (02/06/2026)
- Greyt Ventures, LLC: /s/ Wendy Grey, Wendy Grey, Manager (02/06/2026)
Comment: The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.